Exhibit 99.1

Canadian Solar Announces Appointment of Yan Zhuang as Acting Chief Executive Officer while Dr. Shawn Qu is on a Medical Leave of Absence

Guelph, Ontario, May 30, 2019 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that the Board of Directors of the Company (“Board”) has appointed Yan Zhuang, the Company’s Senior Vice President and Chief Commercial Officer and President of Modules and System Solutions Business, as acting Chief Executive Officer while Dr. Shawn Qu, its founder and Chairman, President and Chief Executive Officer, is on a medical leave of absence. Mr. Zhuang will also continue in his current position.

Earlier this month, Dr. Qu was injured in an accident and is now recuperating in a hospital. Although Dr. Qu is making steady progress, it is uncertain at this time how long Dr. Qu’s period of recuperation will be.

Dr. Qu commented: “During my absence, I will continue to be involved in all major decisions affecting the Company. I am fortunate to have assembled a strong senior management team over the past 10 years. I have known Yan for 30 years. In 2006, he became a director of Canadian Solar. In 2009, he resigned as a director and joined the Company as Vice President of Global Sales and Marketing and was later promoted to Chief Commercial Officer and President of the MSS Business. Over the past 10 years, Yan has helped build a world-class global sales team for the Company. I am confident that he will provide the day-to-day leadership needed during my absence.”

Mr. Zhuang commented: “I have worked for Canadian Solar for over 13 years.  The Company has a clear business plan and strategy. I am confident that, with the support of the Board and my fellow senior officers, the business of the Company will continue to run smoothly in Dr. Qu’s absence.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest and foremost solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 18 years, Canadian Solar has successfully delivered over 34 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.